Exhibit 99.1

Not for distribution in or into or to any person located or resident in any jurisdiction where it is unlawful to distribute this announcement.

GLOBAL TELECOM HOLDING ANNOUNCES PROPOSED SHARE BUY-BACK AND CANCELLATION OF

GDR PROGRAM

Amsterdam (16 January 2017) – Global Telecom Holding S.A.E. (“GTH” or the “Company”) (EGX: GTHE.CA, LSE: GLTD:LI), an Egyptian joint stock company, today announces that it proposes: (i) to launch a fixed price buy-back program to acquire up to 10.00% of the total issued share capital of the Company (the “Share Buy-Back”) at a price per share of EGP (Egyptian pounds) 7.90 and for a total consideration of up to EGP 4.1 billion; and (2) to carry out the Cancellation (as defined below).

SHARE BUY-BACK

GTH is launching the Share Buy-Back primarily: (1) to maximise shareholder value; (2) to reduce the Company’s share capital; and (3) as a supportive action to the cancellation of its GDR Listing (as defined below) as it may give holders of global depositary receipts in the Company (“GDRs” and holders of GDRs, “GDR Holders”) an opportunity to dispose of all or some of their GDRs prior to the cancellation of the listing of GDRs on the Official List of the Financial Conduct Authority and the cancellation of trading of the GDRs on the Main Market for Listed Securities of the London Stock Exchange plc (the “GDR Listing”).

The Share Buy-Back is expected to commence on 19 January 2017 (the “Launch Date”) and, subject to the approval of the Egyptian Stock Exchange (“EGX”) and the Egyptian Financial Supervisory Authority (“EFSA”), is expected to expire at 2.30 p.m., Cairo time, on 16 February 2017 (the “Expiration Date”). Subject to the timing of the receipt of the EGX’s approval, the Launch Date and the Expiration Date may be earlier or later than (as the case may be) as stated in this announcement. A further announcement will be released by the Company on the commencement of the Share Buy-Back, confirming the Launch Date and Expiration Date. Buy-Back Shares (as defined below) must be validly offered for sale prior to the Expiration Date. Buy-Back Shares purchased by the Company pursuant to the Share Buy-Back will be held in treasury until a reduction of capital is approved by an extraordinary general assembly meeting of the shareholders of the Company (the “Shareholders”), which is expected to occur on or around 9 March 2017.

In accordance with Egyptian law, if the aggregate number of ordinary shares of the Company offered for sale in the Share Buy-Back (the “Buy-Back Shares”) exceeds 524,569,062 (representing 10.00% of the total issued share capital of the Company), the number of Buy-Back Shares which will be accepted from each Shareholder who offered Buy-Back Shares into the Share Buy-Back will be scaled down pro-rata in relation to the total number of Buy-Back Shares so offered for sale, such that the total number of Buy-Back Shares purchased pursuant to the Share Buy-Back will not exceed 10.00% of the total issued share capital of the Company.

Pursuant to the terms of the Share Buy-Back, the Company, or a person acting on its behalf, expects to make payment (after the deduction of any taxes, fees and expenses) to the relevant local Egyptian broker in respect of the accepted Buy-Back Shares in cash, without interest, within approximately three Egyptian business days of the Expiration Date.

The Share Buy-Back is subject to the terms and conditions included in the Share Buy-Back application, which the Company has submitted to the EGX in the form appended to this announcement as Appendix 2 (the “EGX Share Buy-Back Application”).

The Share Buy-Back will be financed using available cash and either existing or new credit facilities. GTH expects to enter into an unsecured short-term loan agreement with one or more international and/or local financial institutions for up to U.S.$200 million (the “Loan Agreement”). The Loan Agreement is expected to have a tenor of less than one year.

GDR Holders may not sell their GDRs directly in the Share Buy-Back. However, GDR Holders may participate in the Share Buy-Back by withdrawing the ordinary shares underlying their GDRs from the Depositary (as defined in Appendix 1 (Instructions to GDR Holders)) and then offering for sale such ordinary shares in the Share Buy-Back. For further details, GDR Holders should refer to Appendix 1 (Instructions to GDR Holders) below. Each GDR represents five ordinary shares in the capital of the Company.

Although the Board of Directors believes that the return of cash by means of the Share Buy-Back is in the best interests of the Shareholders as a whole and has approved the Share Buy-Back, neither the Board of Directors nor the Company is making a recommendation to Shareholders in relation to participation in the Share Buy-Back itself. Whether or not Shareholders decide to offer all or any of their Shares (as defined below) (including Shares represented by GDRs (“GDR Shares”)) for sale will depend, among other things, on their view of the Company’s prospects and their own individual circumstances, including their tax position. Shareholders should make their own decision in respect of participation in the Share Buy-Back and are recommended to consult their duly authorised independent advisors.

CANCELLATION OF THE GDR PROGRAM

The Board of Directors of the Company believes that the cancellation of the GDR program through the cancellation of the GDR Listing and the termination of the Deposit Agreements (as defined below) (the “Cancellation”) is in the best interests of the Company. The low volume of trading of the GDRs on the London Stock Exchange does not offer investors the opportunity to trade in meaningful volumes or with any frequency within the public markets. For the twelve months ending 31 December 2016, the average daily trading volume in GDRs was 568,260, representing an average value of U.S.$963,200 per day. Additionally, the regulatory and administrative burden on the Company, including associated costs, will be reduced as a result of the cancellation of the GDR Listing as the Company will no longer have a dual-listing on the London Stock Exchange and the EGX.

Given the low trading volume of the GDRs on the London Stock Exchange, the regulatory and administrative burden on the Company in maintaining the GDR Listing and associated costs, the Company considers it: (1) more cost-effective to cancel the GDR Listing; and (2) beneficial to Shareholders. The issued ordinary shares of the Company (the “Shares”) will remain listed on the EGX. In the event of Cancellation, no material impact is expected on the Company’s performance.

The Cancellation is subject to the approval of an extraordinary general assembly meeting of the GDR Holders represented by the Depositary (as the holder of the GDR Shares) and an extraordinary general assembly meeting of the Shareholders (including the Depositary as the holder of the GDR Shares) (together, the “EGMs”). Notice of the EGMs will be circulated to all eligible GDR Holders and Shareholders of the Company in due course (as applicable). Subject to GDR Holder and Shareholder approval, the cancellation of the GDR Listing is currently expected to occur on or around 8 March 2017. The precise date of the cancellation of the GDR Listing will be announced in due course.

Cancellation of the GDR Listing will significantly reduce the liquidity and marketability, and potentially reduce the market value, of the remaining GDRs.

In connection with the proposed Cancellation, the Company intends to simultaneously amend and terminate the deposit agreements, as amended and restated from time to time (the “Deposit Agreements”), entered into in connection with the GDR program. Any such termination will be conditional upon Shareholder approval of the Cancellation. The amendments to the Deposit

Agreements will enable the Depositary to offer for sale the Shares immediately post-termination and also enable the Depositary to offer for sale the Shares remaining post-termination in any offer that is then open and available. Such amendments do not require the approval of GDR Holders. Under the terms of the Deposit Agreements, GDR Holders will receive not less than 90 days’ notice of such amendment and termination.

Following the termination of the Deposit Agreements, if a GDR Holder has not surrendered its GDRs and requested delivery to it of the Shares underlying its GDRs, such Shares may be sold on behalf of such GDR Holder by the Depositary and the net proceeds of such sale returned to such GDR Holder upon surrender of its GDRs and the deduction of a cancellation fee at a preferential rate of U.S.$0.03 (as opposed to the ordinarily payable cancellation fee of up to U.S.$0.05) per GDR, in addition to the deduction of a cable fee of U.S.$17.50 and any applicable taxes or governmental charges which are payable (the “Depositary’s Fees”). If a GDR Holder surrenders its GDRs prior to termination of the Deposit Agreements and requests delivery of the Shares underlying its GDRs, the relevant GDRs will be cancelled and the Depositary’s Fees will be incurred by such GDR Holder. If the Cancellation is not approved at the EGMs and the Deposit Agreements are not terminated, the GDR Holders will continue to pay fees to the Depositary under the Deposit Agreements.

ABOUT GTH

GTH, which is 51.9% owned by VimpelCom Ltd, is a leading international telecommunications company operating mobile networks in high growth markets in Africa and Asia, having a total population under license of approximately 407 million. GTH operates mobile networks in Algeria, Pakistan, and Bangladesh. GTH reached more than 96 million customers as of 30 September 2016. GTH is traded on the EGX under the symbol (GTHE.CA), and on the London Stock Exchange, its GDRs are traded under the symbol (GLTD:LI).

GTH continues to focus on six strategic priorities: (1) new revenue streams (including data growth and B2B); (2) digital leadership (including MFS, big data and OTT partnerships); (3) performance transformation (including transformation of cost base, increased capital expenditure efficiency and reduction of working capital); (4) structural improvements (including optimisation of capital structure); (5) world class operation (including NPS leadership and development of a best in class team); and (6) portfolio rationalisation and consolidation (including moving to an asset-light network model and disposals of non-core assets).

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, and include statements regarding the ability to complete, the expected timing of completion and the related potential benefits of the Share Buy-Back and Cancellation. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the Share Buy-Back and Cancellation may not materialise as expected, or at all. If such risks or uncertainties materialise or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and the Company expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

ADDITIONAL NOTICES REGARDING THE SHARE BUY-BACK

The Share Buy-Back has not yet commenced. This announcement is for informational purposes only, is not a recommendation to buy or sell the Company’s Shares, and does not constitute an offer to buy, or the solicitation to sell, Shares. The Share Buy-Back will be made only pursuant to the EGX Share Buy-Back Application. GDR Holders and Shareholders are urged to read carefully the EGX Share Buy-Back Application in Appendix 2 hereto and the instructions to GDR Holders in Appendix 1 hereto (the “Instructions”) because they contain important information, including the various terms of, and conditions to, the Share Buy-Back that GDR Holders and Shareholders should consider before making any decision regarding participating in the Share Buy-Back. Once the Share Buy-Back has commenced, expected to be on 19 January 2017 (or earlier, subject to the EGX’s approval), for which a further announcement will be released by the Company, GDR Holders and Shareholders will be able to obtain a free copy of this announcement and other documents that the Company will be filing with the EGX on the Company’s website at http://www.gtelecom.com or by contacting Ola Tayel, ir@gtelecom.com, Tel: + 20(2) 2461 8640 (Cairo).

This announcement contains Inside Information as defined under the Market Abuse Regulation (EU) No. 596/2014.

APPENDIX 1

INSTRUCTIONS TO GDR HOLDERS

The Share Buy-Back is expected to commence on 19 January 2017 (the “Launch Date”) and, subject to the approval of the EGX and the EFSA, is expected to expire at 2.30 p.m., Cairo time, on 16 February 2017 (the “Expiration Date”). Subject to the timing of the receipt of the EGX’s approval, the Launch Date and the Expiration Date may be earlier or later than (as the case may be) as stated in this announcement. A further announcement will be released by the Company on the commencement of the Share Buy-Back, confirming the Launch Date and Expiration Date. Buy-Back Shares must be validly offered prior to the Expiration Date and may be validly withdrawn at any time prior to the Expiration Date. Buy-Back Shares purchased by the Company pursuant to the Share Buy-Back will be held in treasury until a reduction of capital is approved by an extraordinary general assembly meeting of the Shareholders of the Company, which is expected to occur on or around 9 March 2017.

INSTRUCTIONS FOR GDR HOLDERS

GDR Holders may not sell their GDRs directly in the Share Buy-Back. However, GDR Holders may participate in the Share Buy-Back by withdrawing the Shares underlying their GDRs from the Bank of New York Mellon (the “Depositary”) and then offering for sale those Shares in the Share Buy-Back. The relevant procedures applicable to GDR Holders to participate in the Share Buy-Back are set out below:

1.	Each GDR Holder must instruct its broker or other securities intermediary through which it holds GDRs to:

(a)	surrender the GDRs to the Depositary by book-entry transfer to the Depositary’s Depository Trust Company account;

(b)	pay the Depositary’s Fees;

(c)	sign and deliver the appropriate withdrawal certification form (which for holders of Rule 144A GDRs is available at: https://www.adrbnymellon.com/files/qb6062.pdf and for holders of Regulation S GDRs is available at https://www.adrbnymellon.com/files/qb6063.pdf); and

(d)	provide the Depositary with details of a custodial account in Egypt into which the withdrawn Shares can be delivered (a “Local Custodian”).

2.	If you do not have a Local Custodian, you may contact Pharos Securities Brokerage S.A.E. (“Pharos”) who may provide GDR Holders with such local custodial services. Such services will be provided by Pharos to GDR Holders at a preferential fee rate. See paragraph 7 below for further information. The contact details of Pharos are set out at the end of this Appendix 1.

3.	Alternatively, GDR Holders may make arrangements with another Local Custodian of their choice.

4.	Once the Shares have been withdrawn in accordance with paragraph 1 above and delivered to the Local Custodian, GDR Holders must instruct a broker which is authorised to act as a broker in Egypt (the “Local Broker”) to offer for sale their Buy-Back Shares in the Share Buy-Back. The Local Custodian may, to the extent it has a brokerage arm, also act as the Local Broker.

5.	If you do not have a Local Broker you may contact Pharos who may provide GDR Holders with such local brokerage services. Such services will be provided by Pharos to GDR Holders at a preferential fee rate. See paragraph 7 below for further information. The contact details of Pharos are set out at the end of this Appendix 1.

6.	Alternatively, GDR Holders may make arrangements with another Local Broker of their choice.

7.	In the event a GDR Holder wishes to appoint Pharos to provide a custodial and/or brokerage service, certain “know your client” information and documentation will need to be provided to Pharos and, in the event a brokerage account is to be opened, an account opening agreement will need to be entered into. Further details on the “know your client” information requirements and account opening agreement is available at http://www.pharosholding.com/en/new-client/ and will be provided on request by contacting Pharos using the contact details set out at the end of this Appendix 1.

8.	In addition to the Depositary’s Fees, GDR Holders will be required to pay custodian and brokerage fees as well as fees to third parties including the EGX, Clearstream Banking S.A. and Misr for Central Clearing, Depositary and Registry S.A.E..

9.	If, after withdrawing Shares from the Depositary, GDR Holders wish to return any Shares to the Depositary prior to the termination of the Deposit Agreements, for example if the Company has not purchased all the Buy-Back Shares offered for sale, then additional fees will be payable. GDR Holders should note that, even if the Company does not obtain the required approvals at the EGMs to cancel the GDR Listing, GDR Holders who have withdrawn their Shares from the Depositary will be prohibited, pursuant to Egyptian law and regulations, from depositing some or all of their Shares back into the GDR program with the Depositary in exchange for GDRs.

GDR Holders should allow time for the procedures above, including any “know your client” process, to be completed prior to the Expiration Date. In addition, individual brokers may require that instructions to participate in the Share Buy-Back are received well in advance of the Expiration Date. Failure to complete these procedures or provide the required instructions in a timely manner may prejudice GDR Holders’ ability to participate in the Share Buy-Back.

Offers of Buy-Back Shares may be withdrawn until the Expiration Date. A Shareholder who has offered Buy-Back Shares will have its Buy-Back Shares blocked and therefore will not be able to transfer, dispose of, or otherwise deal in those Buy-Back Shares unless the Shareholder validly withdraws its offer of Buy-Back Shares. For a withdrawal to be effective, your Local Broker must receive a written notice of withdrawal no later than 2.29 p.m., Cairo time, on the Expiration Date. Any notice of withdrawal must specify the name of the relevant Shareholder and the number of Buy-Back Shares to be withdrawn. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, whose determination shall be final and binding.

Questions and requests for assistance can be directed to the following:

Pharos

7 Abu El Feda Street

Zamalek 11211

Cairo

Egypt

International Desk:

Ahmed Abutaleb

+20(2) 2739 3673

Local Desk:

Seif Attia

+20(2) 2739 3674

Email: gtinfo@pharosholding.com

Website: www.pharosholding.com

Company Nile City Towers Norther Tower 2005 A Cornish El Nil Ramlet Beaulac 11221 Cairo Egypt Ola Tayel ir@gtelecom.com + 20(2) 2461 8640 (Cairo)

Please note that working hours in Cairo (GMT + 2) are from 7.30 a.m. – 9.00 p.m. local time, Sunday to Thursday of every week, excluding Egyptian national holidays.

ADDITIONAL INFORMATION REGARDING THE SHARE BUY-BACK

If you do not wish to offer for sale your Shares or the Shares represented by your GDRs, you need not take any action. None of the Company, its directors, officers or employees, the advisors to the Company or the Depositary make any recommendation to any GDR Holder or Shareholder as to whether to offer or refrain from offering for sale the Shares represented by its GDRs or its Shares, respectively. No person has been authorised to make any recommendation on behalf of the Company or the advisors to the Company as to whether GDR Holders or Shareholders should offer or refrain from offering for sale the Shares represented by their GDRs or their Shares, respectively, pursuant to the Share Buy-Back or to make any representation or to give any information in connection with the Share Buy-Back, other than as contained herein. If made or given, any such recommendation, representation or information must not be relied upon as having been authorised by the Company, its directors, officers or employees, or the advisors to the Company. GDR Holders and Shareholders are urged to evaluate carefully all information in the announcement, the Instructions and the EGX Share Buy-Back Application and other related materials, consult their own investment and tax advisors and make their own decisions whether to offer or refrain from offering the Shares represented by their GDRs or their Shares, respectively. In particular, no advice is given with respect to the tax position of the GDR Holders or Shareholders or any person on whose behalf the GDR Holders or Shareholders hold as custodian, nominee or trustee.

None of the delivery of the announcement, the Instructions or the EGX Share Buy-Back Application nor any purchase of Shares or the Shares represented by GDRs under the Share Buy-Back shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to the date hereof.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any securities commission of any State of the United States or regulatory authority in the United States has approved or disapproved of the announcement, the Instructions or the EGX Share Buy-Back Application, expressed a view with respect to the fairness or merits of the Share Buy-Back or determined whether the announcement, the Instructions or the EGX Share Buy-Back Application are accurate or complete. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO OVERSEAS SHAREHOLDERS

The Share Buy-Back does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Share Buy-Back is not being made available to Shareholders in any jurisdiction in which the making or acceptance of the Share Buy-Back would not be in compliance with the laws of such jurisdiction. Any Shareholders with a registered address in such jurisdiction will be excluded from the Share Buy-Back. However, the Company may, in its sole discretion, take such action as it may deem necessary to comply with the laws of any such jurisdiction so that the Share Buy-Back may be extended to, and acceptances may be received from, Shareholders in any such jurisdiction.

The Share Buy-Back is not being made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws of that jurisdiction, and the Share Buy-Back is not capable of acceptance from or within that jurisdiction (including, but not limited to, Australia, Canada, Japan and South Africa) (each a “Restricted Jurisdiction”). Accordingly, copies of the announcement, these Instructions, the EGX Share Buy-Back Application and any accompanying document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws of that jurisdiction. Any persons receiving the announcement, these Instructions, the EGX Share Buy-Back Application and any accompanying document (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Share Buy-Back. The availability of the Share Buy-Back to overseas Shareholders may be affected by the laws of the relevant jurisdictions in which they are resident. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

NOTICE TO SHAREHOLDERS IN THE UNITED KINGDOM

The announcement is only being distributed to, and is only directed at, persons who are located or resident outside the United Kingdom, or, in the case of persons located or resident inside the United Kingdom, who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). The announcement and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. The Share Buy-Back is only available to, and any invitation, offer or agreement to sell will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on the announcement, the Instructions or the EGX Share Buy-Back Application, or any of their contents.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Share Buy-Back is being made available in relation to the securities of a company organised under Egyptian law. The securities of the Company have not been registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not listed or traded on any stock exchange in the United States, and the Company is not subject to the periodic reporting requirements of the Exchange Act and is not required to, and does not, file any reports thereunder with the SEC. The Share Buy-Back is being made available in the United States pursuant to applicable U.S. tender offer rules and securities laws, including the applicable provisions of Section 14(e) of the Exchange Act and Regulation 14E under the Exchange Act, subject to the exemptions provided by Rule 14d-1(d) under the Exchange Act, and otherwise in accordance with the requirements of Egyptian law. Accordingly, the Share Buy-Back is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under United States domestic tender offer procedures and law.

Shareholders in the United States should be aware that the announcement, the Instructions and the EGX Share Buy-Back Application and any other documents relating to the Share Buy-Back, have been or will be prepared in accordance with the Egyptian law disclosure requirements, format and style, all of which may differ from those in the United States. The Share Buy-Back is being made available in the United States by the Company and no one else.

It may be difficult for the Shareholders to enforce their rights and any claim they may have arising under the federal securities laws of the United States. The Company is organised under the laws of Egypt. Some or all of the officers and directors of the Company are residents of countries other than the United States. In addition, most of the assets of the Company are located outside the United States. The Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws, and it may be difficult to enforce the decisions of a U.S. court against a foreign company and its affiliates.

Shareholders who are U.S. persons should also be aware that participating in the Share Buy-Back may have tax consequences in the United States and that such consequences, if any, are not described herein. Shareholders who are U.S. persons are urged to consult with legal, tax and financial advisors in connection with making a decision regarding the Share Buy-Back.

APPENDIX 2

EGX SHARE BUY-BACK APPLICATION

Name of the Company	Global Telecom Holding S.A.E.

Unified code	2314002

Treasury shares credit at date of notice	Nil

Ownership % in the Company’s shares before execution	Nil

Type of dealing	Buy

Amount of shares willing to deal in	524,569,062 ordinary shares

Ownership % in the Company’s shares after execution	10%

Reasons for dealing	(i) Maximise shareholder value; (ii), to reduce the Company’s share capital; and (iii) as a supportive action to the cancellation of the GDR listing

Determined price for execution	EGP 7.90 per ordinary share

Dealing within period	19/01/2017 – 16/02/2017[1]

Source of funding the purchase process in case of purchase	Available cash and either existing or new credit facilities

Expected impact for dealing on the company’s performance indicators	No expected material impact on the Company’s performance

Executing brokerage company	Pharos Securities Brokerage S.A.E.

The mentioned data were prepared under the liability of the Company and in accordance to the Listing Rules and Executive Procedures and their amendments, the Company declares its liability for what has been mentioned in this notice as well as notifying EGX in case of any amendments to it.

Attachment: Detailed Statement of Treasury Shares Balance

[1]	GTH respectfully requests an allowance from EFSA and EGX to keep the share buy-back period open for a period of 20 business days so that it is not in violation of the US tender offer rules. The US tender offer rules apply to GTH given that it has a US shareholder base greater than 10% but less than 40%. Under the US tender offer rules, specifically Rule 14e-1(a) under the United States Securities Exchange Act of 1934, as amended, the share buy-back must be open for a period of 20 business days, which conflicts with the open fixed period of five business days pursuant to the listing rules of the Egyptian Exchange. Due to the conflict between the US Securities Exchange Act Rule 14e-1(a) and the Egyptian Buy-Back Rules, in the absence of an exemption from EGX and EFSA, the share buy-back cannot be implemented without violating either the U.S. or Egyptian regulatory regimes.

Investor Relations Manager Ola Tayel	Stamp of the broker

Detailed Statement of Treasury Shares Balance

Date 16 January 2017

Date of Purchase	Number of Shares	Comment
—	Nil
Total	Nil

The mentioned data were prepared under the liability of the Company and in accordance to the Listing Rules and Executive Procedures and their amendments, the Company declares its liability for what has been mentioned in this notice as well as notifying EGX in case of any amendments to it.

Investor Relations Manager Ola Tayel	Stamp of the broker